United States securities and exchange commission logo





                            February 5, 2021

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition III Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co.
                                                            Registration
Statement on Form S-1
                                                            Filed January 12,
2021
                                                            File No. 333-252044

       Dear Mr. Roth:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed January 12, 2021

       Use of Proceeds, page 38

   1. Please revise this section to address the business combination marketing agreement and the amount of the
payments pursuant to the marketing agreement with Roth and Craig-
                                                        Hallum in a footnote or
other text.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gordon Roth
Roth CH Acquisition III Co.
February 5, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameGordon Roth
                                                          Division of
Corporation Finance
Comapany NameRoth CH Acquisition III Co.
                                                          Office of Real Estate
& Construction
February 5, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName